Exhibit 99.1

Mecox Lane Limited Announces Notice of Annual General Meeting

SHANGHAI, May 11, 2015 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), a multi-brand and multi-channel retailer of health, beauty and lifestyle products in China, today announced that its annual general meeting (“AGM”) will be held on Friday, June 5, 2015 at 10:00 AM (Hong Kong time) at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

The primary agenda of the meeting is to re-elect the Company’s directors. Only shareholders of record at the close of business on May 8, 2015 are entitled to receive notice of and to vote at the AGM. Holders of the Company’s American depositary shares who wish to exercise their voting rights for the underlying shares must act through the depository. A notice of the AGM describing the matters to be considered at the meeting is available on Mecox Lane’s investor relations website at http://ir.mecoxlane.com/agm.cfm.

The Company’s annual report on Form 20-F for the year ended December 31, 2014 can be accessed on the Company’s investor relations website at http://ir.mecoxlane.com/annuals.cfm. Shareholders of the Company may receive a hard copy of the annual report free of charge upon request. Please send an e-mail request to ir@mecoxlane.com and provide your complete mailing and contact details.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

For investor and media inquiries please contact:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com